SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

CYBEROPTICS CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

232517 10 2

(CUSIP Number)

(13d-2(b) Amendment)

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 4 Pages

CUSIP No.: 232517 10 2	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: Steven K. Case I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 401,442
	6	SHARED VOTING POWER 13,000 (1)
	7	SOLE DISPOSITIVE POWER 622,192 (2)
	8	SHARED DISPOSITIVE POWER 13,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,192 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0% (3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

_________________

(1)     Includes 13,000 shares in trusts for family members for which Dr. Case is a trustee.

(2)     Includes 220,750 shares of common stock issuable upon options exercisable within 60 days.

(3)     Based on 8,915,154 shares outstanding at October 31, 2005.

CUSIP No. 232517 10 2	13G	Page 3 of 4 Pages

Item 1(a).	Name of issuer: CyberOptics Corporation

Item 1(b).	Address of issuer's principal executive offices:
5900 Golden Hills Drive Minneapolis, MN 55416

Item 2(a).	Names of person filing: Steven K. Case

Item 2(b).	Address of principal business office: 5900 Golden Hills Drive Minneapolis, MN 55416

Item 2(c).	Citizenship: U.S.A. (Minnesota)

Item 2(d).	Title of class of securities: Common Stock, no par value

Item 2(e).	CUSIP No.: 232517 10 2

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:	635,192	(1)
(b)	Percent of class:	7.0%	(2)
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:	401,442
(ii)	Shared power to vote or to direct the vote:	13,000	(3)
(iii)	Sole power to dispose or to direct the disposition of:	622,192	(1)
(iv)	Shared power to dispose or to direct the disposition of:	13,000	(3)

_________________

(1)     Includes 220,750 shares of common stock issuable upon options exercisable within 60 days.

(2)     Based on 8,915,154 shares outstanding at October 31, 2005.

(3)     Includes 13,000 shares in trusts for family members for which Dr. Case is a trustee.

CUSIP No. 232517 10 2	13G	Page 4 of 4 Pages

Item 5.	Ownership of 5 percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006	/s/ Steven K. Case

Steven K. Case